SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F X	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____	No X
(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An indicative announcement regarding operating results for the first half of 2014 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 21, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Indicative Announcement of the Operation Results for the First Half of 2014

The Board of Directors of China Petroleum & Chemical Corporation and all of its directors warrant that the contents of this announcement are free from misrepresentations, misleading statements or material omissions, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Operational Statistics for the First Half of 2014

Production	Unit	1H 2014	1H 2013	Change %
Oil and gas	mmboe	237.01	219.46	8.00
Crude Oil*	mmbbls	177.88	165.44	7.52
China	mmbbls	154.15	153.66	0.32
Overseas	mmbbls	23.73	11.78	101.44
Natural Gas**	bcf	354.80	324.14	9.46

Refinery Throughput***	Million tonnes	115.81	115.44	0.32
Gasoline	Million tonnes	24.94	22.75	9.63
Diesel	Million tonnes	36.67	38.64	(5.10)
Kerosene incl. Jet Fuel	Million tonnes	10.01	8.36	19.74
Light Chemical Feedstock	Million tonnes	19.96	18.82	6.06

Ethylene	’000 tonnes	5,084	4,841	5.02
Synthetic Resins	’000 tonnes	6,965	6,730	3.49
Synthetic Fibers	’000 tonnes	646	699	(7.58)
Synthetic Rubbers	’000 tonnes	483	457	5.69

Total Domestic Sales Volume of Refined Oil Products	Million tonnes	81.04	80.75	0.36
Retail	Million tonnes	56.55	55.52	1.86
Wholesale & Distribution	Million tonnes	24.49	25.23	(2.93)

Conversion ratio:

*	Domestic crude is converted at 1 tonne = 7.1 barrels, overseas crude 1 tonne
= 7.21 barrels
**	1 cubic meter = 35.31 cubic feet
***	1 tonne = 7.35 barrels

Note:  The above table includes 100% of the production from JVs.

The above operational statistics for the first half of 2014 have not been audited. The Company will release its audited statistics in its 2014 interim report and differences may arise between the above statistics and the statistics in the 2014 interim report due to review and audit adjustment. In such cases, the statistics in the 2014 interim report shall prevail. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

21 July 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director

*	Non-executive Director

+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: July 22, 2014